Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Transcript of Helix Energy Solutions Group, Inc. (formerly known as Cal Dive International, Inc.) Fourth Quarter 2005 Earnings Conference Call on March 1, 2006.

Cal Dive International, Inc.
Q4 2005 Earnings Conference Call
March 1, 2006
     Keith (K): Hello, and welcome to the Fourth Quarter Report and Investors Conference Call. Following today’s presentation, there will be a formal question and answer session. All participants will be muted until that time. Simply press Star One if you have a question. At the request of the company, this conference is being recorded. Should you have any objections, you may disconnect at this time. I will now turn the call over to Mr. Wade Pursell. Sir, you may begin.
     Wade Pursell (WP): Thank you. Good morning, everyone, and welcome to our Fourth Quarter 2005 Earnings Call for Cal Dive International. Thank you for joining us this morning. This does represent the last quarterly conference call for Cal Dive, as we know it. You probably noticed, we announced a change in our name to Helix Energy Solutions earlier this week. This change will take effect Monday, March 6th, and Owen will discuss that more later.
     With us today is Owen Kratz, Chairman and CEO, Martin Ferron, the President, Bart Heijermans, our Chief Operating Officer, and Jim Connor, our General Counsel. Hopefully everyone has access to a copy of our press release and the slide presentation which is linked to the press release. If you haven’t already done so, you can go to our website, www.caldive.com. Then, click the Investor Relations page. And click on the webcast presentation there. We’ll be referring to these slides as we go through the call this morning.
     You can see on slide three, our format for the call this morning. I will summarize the results and walk through a quick financial overview, and then turn it over to Martin for operational highlights in our three business segments. Then Owen will wrap it up with a strategic overview and a discussion of our name change, followed by a Q&A segment. But first of all, turning back to slide two, Jim Connor has a rather expanded announcement for this quarter.
     Jim Connor: Good morning, everyone. As noted in our press release and associated presentation, certain statements therein and in our discussion today are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a complete discussion of risk factors, we direct your attention to our press release and to our

Annual Report on Form 10K for the Year Ended December 31, 2004, filed with the Securities and Exchange Commission.
     WP: Thank you, Jim. In November, 2005, our board declared a two for one split of our common stock to all holders of record on December 1st, 2005. This was the second such split in the last five years. All shares and per share data in this release and the slides have been restated to reflect the stock split.
     So turning to slide four, on a split adjusted basis, our highest earnings per share total for a quarter was 53 cents, which we had achieved last quarter. So we certainly sent out the old name with a blaze of glory with this quarter; 69 cents per share for the fourth quarter handily beats that previously set record by 30%, and more than doubles the fourth quarter of 2004 results.
     The strength of the business model was again on display in the fourth quarter, as well over half of the earnings was from the marine contracting activities. You may recall last quarter, we reported to you that we sustained damage to certain of our oil and gas production facilities from Hurricanes Katrina and Rita, and we estimated total repair and inspection costs resulting from the hurricanes to be in a range of $5-8 million, ahead of insurance reimbursement, and that we would record these costs and any related insurance reimbursements as they are incurred. But during the fourth quarter, we incurred about $7 million of pretax repair and inspection costs. No related insurance receivables have been recorded to date.
     Our effective tax rate fell to 27% in the fourth quarter, resulting in a 33% rate for the full year 2005. This was primarily due to our ability to realize foreign tax credits and oil and gas percentage of depletion due to improved profitability, both domestically and in foreign jurisdictions, and implementation of the new IRC-199 manufacturing deduction as it relates to oil and gas production. This resulted in a benefit for the fourth quarter for previously unrecognized deferred tax assets. In other words, don’t count on 27% rate going forward. However, we do predict that our effective rate for 2006 will be between 34 and 35%, versus the 36% that we had originally assumed in our guidance.
     Last quarter, we were making a big deal out of topping $200 million of revenues in a quarter for the first time. In the fourth quarter, our marine contracting segments topped this number by themselves: $264 million of consolidated revenues represents over $100 million increase over last year’s fourth quarter, driven primarily by significant improvements in marine contracting revenues due to the introduction of newly acquired assets and much better market conditions.
     Gross profit margins of 36% were three points better than the year ago quarter, despite the $7 million of repair and inspections cost, due again to the improved market conditions in marine contracting. Also, a bottom line margin of 21% for the fourth quarter set a new milestone for us. SG&A, 21.2 million, increased 7.1 million from the same period a year ago, due primarily to additional incentive compensation accruals as a result of the improved profitability. This level of SG&A was 8% of fourth quarter revenues, which is one point better than the 9% a year ago.
     Equity and earnings, 5.3 million, reflects our share of Deepwater Gateway’s earnings for the quarter related to the Marco Polo facility, as well as our share of Offshore Technology Services Limited earnings, which is the Trinidadian company to which we contributed the Witch Queen.
     Looking at the full year 2006, turning to slide five, our marine contracting segments are off to a solid start to the year. And despite the recent pullback in natural gas prices, we are reconfirming our recently announced guidance range of 2.30 to 3.30 per share for the full year of 2006.
     On slide six, you see how these results translate to our return on capital, which is probably our most important metric. With the strong performance of the fourth quarter, 22% return on capital, we ended up in the full year 2005 with a 17% return on invested capital.
     Looking at the balance sheet, slide seven, in the fourth quarter, we did acquire the Gulf of Mexico assets from Stolt Offshore. Total debt, as of 12-31-05, was $447 million. This represents at 40% debt to book cap, and with $335 million of EBITDA for 2005, this represents 1.3 times trailing 12 month EBITDA. In addition, we had $91 million of unrestricted cash as of the end of the year. Most of these funds will be utilized for the final phases of the acquisition of the assets from Stolt Offshore. The debt at 12-31-05, primarily MARAD and convertible notes, is virtually all fixed, with a blended rate of 3.75%.
     Summarizing CapEx, total capital invested for 2005 was about $540 million. $155 million of that related to contracting services acquisitions, which was towards assets, Stolt’s Gulf of Mexico business and the Helix RDS acquisition. $233 million of that related to oil and gas production, primarily the Murphy acquisition, as well as the deep water PUDs and some well work. And $112 million related to production facilities, $40 million for the Independence Hub, our share of that, and also $72 million for the retirement of the debt on the Marco Polo facility. Then the remaining $44 million relates to vessel dry docks and Canyon robotics additions.
     So, turning to 2006 CapEx real quick, assuming the Remington deal closes, we will invest over $1.5 billion dollars in 2006. $300 million of that will be in marine contacting, including phases II and III of the Stolt acquisition, the new pipe lay vessel Caesar and Q4000 drilling upgrades. $250 million for well work in deep water PUD developments, and then $44 million for the completion of the Independence Hub. The remaining $950 million would be the cash portion of the Remington acquisition, plus additional Remington CapEx the remainder of the year. I now turn it over to Martin Ferron for operational highlights.
     Martin Ferron: Thank you, Wade, and good morning, everyone. I’m going to start on slide eight, with an overview of marine contracting. Overall revenues for the fourth quarter are more than double the year over year, to well over $200 million, as Wade pointed out. And a sequential increase was 40% over above what was an impressive third quarter. Around 45 million of the sequential increase resulted from the introduction of new assets that we acquired from Stolt and Torch, for just two months of the quarter. The rest of the sequential increase came from continuing improve in market conditions.
     Integration of the Stolt and Torch resources was a major challenge that our people overcame during the quarter. They should take great credit for the way it went, how smooth it was. Gross profit margins improved, slide nine now, gross profit margins improved by fourteen points year over year, by one point sequentially, due to better utilization of pricing. The sequential improvement would have been better still without one-off integration costs, linked to the introduction of the new assets and the integration of the new organization.
     At 30%, the gross profit margin is at least ten points better than the next best company in the marine contracting peer group. The outlook for quarter one and beyond, we expect financial performance to improve further over quarter four, due to a fourth quarter of contribution from most of the acquired assets and through other pricing increases. We’re hoping to beat the 2005 gross profit margin of 26% by around ten points for the whole of 2006.
     Turn to slide ten. Before I get into the marine contracting segments, we thought we would show you, now, the actual vessels in the two segments of shelf and deep water. So you’ve got a list there, spanning slide 10 and 11, and I’m not going to go through these one by one. So you can see the pipelay vessels and the diving vessels in the shelf group. And also the pipelay vessels and the subsea intervention vessels in the deep water group. And we’ve put some notes there, just to accompany the table. So if there are any questions on that, we can take it at the appropriate time.
     So then to slide 12, talking about the shelf group, this is the group that’s going to take the name of Cal Dive in the future. Utilization reached a record level due to incremental demand caused by Hurricanes Katrina and Rita. I think utilization for the active fleet was actually around 90% compared to 85% shown in the table there.
     For the outlook, we expect this level of utilization to be maintained at least through the remainder of this year, as hurricane related inspection and repair work continues. The market demand is so strong that we’ve negotiated term contracts for several assets, and what traditionally has been very much a spot market. The longest of these term contracts, so far, is 18 months, from quarter two this year. So hurricane related work will last well into next year.
     Strategic acquisitions update on slide 13, we did acquire the Derrick Lay Barge 801 from Stolt in January. And promptly mobilized that to the Mexican market. We actually sold 50% of it to a local company named Oceanografia and chartered the other 50%. They then have the option, after three years, to buy the remaining 50%.
     The DSV Kestrel is expected to complete its work with Stolt in Trinidad by the end of quarter one. And she will be acquired and deployed on a 12 month plus contract for a major operator out here in the Gulf. During quarter four, we also placed an order for a new portable sat system, which already has a contract, which will start in quarter two. And we also purchased an existing sat diving system from outside the region and have already placed that on contract.
     Turning to Deep Water on slide 14, you can see there that we’ve split deep water utilization numbers into pipelay, well operations and robotics for transparency reasons. Pipelay asset utilization increased by 14% year over year, due to improved market conditions, particularly for tie-back projects. Intrepid had a full quarter utilization and the Express worked nearly every day after entering into service in late October. Both well intervention vessels had near full utilization, and the robotics group, rounding off a great year with a record fourth quarter.
     Slide 15, the outlook for deep water contracting, and we have a very strong deep water pipelay market, will likely result in both the Intrepid and Express being near fully utilized in ‘06. Apart from the 60 day upgrade program for the Express, around 100 days of utilization will be achieved on internal projects. On well intervention, both the Q4000 and the Seawell have very strong order books, and we should see a lot better pricing from the Seawell this year in the North Sea, at least a 10 point improvement, as she works in a spot market. The outlook is very bright, too, for the robotics group, with near term prospects boosted by continuing hurricane related repair work.
     That’s it for marine contracting. Turning to Production Facilities on slide 16, overall results from Marco Polo are a little bit disappointing in the quarter, because the first K2 well was shut-in for mechanical reasons for part of the quarter. Output from that well will likely be resumed in February, following the fix of a downhole safety valve. So there will be some further impact in quarter one due to that issue.
     However, the outlook remains bright. The first K2 North well commenced production in mid January, as planned. And a further six wells will be brought on line by the end of the year from the K2, K2 North and Genghis Khan fields. Despite the slight shortfall of tariff income in quarter one, we still expect the equity income for the year to fall in the range that we issued in December of $27-$32 million.
     The Independence Hub is still on track for mechanical completion by the end of the year, with an enhanced production capacity of 1 bcf per day, up from 850 million a day. This higher capacity will lead to accelerated cash inflows, and therefore, a better NPV on the projects.
     Turning to Oil & Gas Production, the fourth quarter story was one of lower production, caused by the hurricanes, partly offset by higher commodity prices, caused by the hurricanes.

Our people did a great job, again, in restoring production much quicker than most other impacted companies. And therefore, we enjoy the higher commodity prices with higher production.
     As we had mentioned, on slide 17, we did spend $7 million in bringing our production back. And if you take that into account, our gross profit margin would have been 61% for quarter four, which is in line with what was achieved in 2004.
     Slide 18, production was 1.7 bcf less than the previous quarter, and around 2.5 bcf below our expectations prior to the storms. Realized commodity prices were 17% higher than last quarter, and 52% higher than those achieved in the fourth quarter last year. Natural gas made up 54% of the third quarter production. Gunnison production was actually pretty flat, at 2.1 bcfe, and oil made up 55% of that production.
     The outlook for oil and gas is approximately 90% of our pre-hurricane production is currently back on line, and we estimate total production for quarter one to be between 8 and 9 bcfe and reconfirm our guidance for the full year 2006 to be between 44 and 47 bcfe. For North Sea, the production is back end loaded during the year.
     Turning to slide 19, we ended 2005 with 225 bcfe of proven reserves. That was up from 116 bcfe at the end of ‘04. And that’s after producing 33 bcf during 2005. Therefore, we had to replace well over three times our ‘05 production during ‘05. So a great year in terms of adding reserves. Forty-five percent is proved, 55% is PUD, 60% natural gas, 40% oil. And we value the PV10 of those reserves at about $1.1 billion. At that point, I’ll hand it over to Wade, to talk about the hedges.
     WP: Hello. We have slide 20, simply shows our positions that we have in place as of yesterday. As you know, we attempt to try to hedge out at least a year, trying to hedge up to 50% of our proven, developed production. This simply shows those positions. I will tell you that these positions equate pretty close to 50% of our proven developed production as it currently sits. As Martin said, we’ll be adding production throughout the year, and as we do that, we will layer on hedges from that point. I’ll turn it over to Owen for the name change and strategy.
     Owen Kratz (OK): Well, I’m going to try and be brief today, by just combining the discussion on name change with a strategic overview, because the two go hand in hand. Let me start by restating, again, that this is in no way a change in direction for the company that we’re taking right now. We are not becoming a typical E&P company, which are some comments that I’ve gotten. I think that sort of discounts the fact that our strategic plans ... this was a $1.4 billion acquisition of Remington, here, but to counter that, we also have plans for in excess of a billion dollars on the contracting side, adding services and assets.
     Before I go any further, to make Jim here, happy, I’ll throw in my own disclaimer, because I’m going to give a lot of forward looking ... (Laughter) comments here. That have been discussed, and are a part of the model, but have not received board approval. But I do want to be open with everybody about what we are trying to do with this company.
     We’re basically continuing the development of a vision and a model that was set out well over a decade ago. It’s taken us this slow path of development, because we’ve tried to work within our balance sheet, but as aggressively as the visibility of our cash flow allows us to. What we are is a hybrid between a service company and a production company, with a focus on the desire to be a marginal field developer. As opposed to more traditional service contractors that have a focus on single service niche, we have, and are accumulating a set of services with two common characteristics.
     First, there has to be an open market niche for them to be applied to, with some competitive advantage, and for sales directly to the market. Second, they have to make a material contribution to unlocking the value from marginal reservoirs when applied with the right methodology. And the reason that we want these services is because of the critical nature of that right methodology. We need to be in control of how to apply these in order to lower the cost. And the objective, here, is to achieve at least a 20% reduction in F&D cost relative to what’s possible through a typical E&P model.
     If you look at the services that we will have here, when our toolbox is full, we start very upstream with reservoir technology. This last year saw us increase the capacity of that through the acquisition of Helix RDS, and Remington as well. This gives us prospect generation reservoir modeling and well design at the upstream levels. We are now in the process of installing slimbore drilling equipment on board the Q4000, which will then give us an upstream element of drilling to go after our own prospects with.

     We then bring reservoir technology service group back in with appraisal, the ability to do our appraisals. We do our own development, engineering in house, through the facilities group. We then have the ability to provide the facilities. We intend to add a fleet, actually, of small floaters to apply to ... and I’m talking long term, here, but to apply to our own prospects as well as making them available to the open market. We obviously have the construction side, which includes the robotic diving, pipelay, moorings, risers and manifolds, everything that you need to do what’s typically referred to as serve, for subsea type project.
     We then do our own field operating through our ERT group. We have then the life of field services through our construction assets to maintain the fields. And we also have the well intervention. We are the global leader in rigless well intervention for subsea wells, and that allows us to use subsea well intervention as a proactive means of enhancing production rather than just a remedial service.
     Then we have the reservoir technology, entering back in here, as the fields age, with our reservoir management, and we’ve got a long standing track record of being able to enhance and prolong the production. And followed, finally, by the abandonment, which we’re well known for our ability to manage the abandonment costs.
     Basically, we’ve put together a series of services, here, cradle to grave. In the next two years, you’ll see us with the addition of more drilling capability, and as I mentioned, the smaller floating production systems, to either be made available to the open market or on our own fields. We’re also planning some expansion of the services that we currently have in the North Sea area, in Southeast Asia, which could possibly mean new assets in those areas as well. It boils down to a lot of growth, ahead, on the service side of the company.
     To help facilitate this growth, we’re looking at a likely spin off of a minority interest in the shelf group. And the reason for that, I’ll get to in a second. But first let me turn then to the production side of the company. As opposed to a traditional E&P company, we have a more broad array of skill sets to be applied to our production than a typical E&P company. We have more subsea reservoir technology, the bearing skills that can be applied, compared with most producers our size or smaller. And we have the more downstream development capacity, by far.

     We have the key significant development assets, and we control the cost of the development, then, as opposed to the cyclical rise and fall associated in the marketplace. We also control the scheduling, and most critically, we control the methodologies. We do focus on marginal reservoirs, and by marginal, I’m talking about small fields, stranded fields, mature fields, or when existing producers are constrained for one reason or another on access to assets, technology, services or capital.
     We believe that our advantage lies in these marginal areas, because of our capability to control the visibility of the costs and the relative level of F&D cost. Like I said earlier, we do believe strongly that we have the ability to lower F&D costs by 20% or more compared with a typical E&P model.
     Following the Remington acquisition, what we now have is a very solid portfolio. Other contractors and service companies talk about the backlog that they have. This is our backlog. And I think, as Martin mentioned last time, just the Remington portfolio alone is over a billion dollars in services backlog, and that does not count the portfolio that already existed in Cal Dive at the time of the acquisition.
     We are now establishing a well list, along in establishing further deal making capability, setting up the infrastructure, both in the North Sea and in Southeast Asia. And basically, we’re at a point where we have no pressures going forward. We have a good portfolio. We’ve got the infrastructure being put in place. It’s a high commodity, price environment right now, and we have no pressures to have to do a deal. So we’re able to sit back and take prudent action in assessing which deals we look at which ones we get in to from here on.
     I did mention the spin-off on the shelf group. The shelf group has its own growth potential. But that growth potential lies along the path of capturing greater market share on a global basis through either organically or through consolidation. We’ll retain the controlling interest in this group, but we also don’t want to constrain its growth, and by that, I mean our focus with our other service lines is to provide less rather than more services on unlocking the value in the reservoir.
     We don’t seek to grow individual services lines volumetrically, beyond a point that can have a sustained utilization rate of between 30 and 40% solely from our own portfolio, and that’s in order to avoid the cyclical downturns that are always present in our industry. For that reason, we don’t really feel like constraining the growth potential of the shelf because of the difference in the growth methods.
     In the parent company, the growth is achieved through cumulative application of the services to our portfolio, where as on the shelf model, it’s the more traditional service contractor growth, which is to expand volumetrically capturing market share. So with that in mind, that explains why we’re doing the spin-off of the shelf group.
     The name change occurs for two reasons. One, it’s appropriate that the Cal Dive name goes with the traditional core business that we’ve been known for through time. And the parent company, it’s time for us to try to gain the recognition for the way that we do generate the growth that we’ve seen over the last two decades, and we do believe that the name Helix is appropriate because of the nature of, you know, it’s a double-stranded structure, and we have a double-stranded structure in Cal Dive being production and services. Helix also is the structure of DNA, with a beginning, and hopefully this is the beginning of something not only unique in the industry, but will become an industry standard over time.
     Having said that, I’ll move on to slide 23, which is the objectives for ‘05. The report card is actually ... you would think that this would all be just checks on this here, consistent with the report cards of the past years, when you look at the amount of growth achieved and the results that have been generated. But it’s actually a mixed bag.
     Starting with marine contracting, we did achieve both of those goals pretty handily. Under oil and gas, though, we fell short. You can see 33 bcf versus the 40 to 45, and that was basically hurricane impacted. It was also impacted by a delay on the planned well work that was scheduled to be done, and that was caused, of course, by the need to focus our resources on repairing existing production. We did make a mature property acquisition, of course, and we made several PUD acquisitions, like I’ve already mentioned, the portfolio that we have now.
     On the production facility side, we missed the first one. Again, that was hurricane impacted. At Marco Polo there, the 11 million in equity earnings versus the 22 to 27. That’s a timing issue, and Martin’s already covered that. The next two bullet points, we achieved. The start up for production from K2 did occur. Of course, it was slow in coming, and the ramp up is limited, again, because of the hurricane impacts. And the last one, identify and progress the next opportunity. We are in the process of building the Independence Hub. We’re looking at a facility for the Telemark development, and as I mentioned earlier, we are looking at building a floating production system for application to either one of our other portfolio objectives, or in the open market. So that is accomplished.
     On the financial side, the earnings, of course, we met. The equity dilution, we did not. I will say, though, that I see equity as the most precious currency to use. We don’t use it lightly. We do not consider using equity as our currency just when we have an accretion. A positive accretion in a deal. We have to go way beyond that. It has to actually increase our growth rate over the long term before we would use it, and this year, we saw the opportunity to significantly increase our growth rate potential over the next few years, and that’s why we used the equity here.
     And on the safety side, I’m pleased with the trend. We did have an unfortunate incident this last week. But ‘05 was a continuation of the trend that we’ve seen over the years, and we’re dedicated to making sure that that continues in the future. So having said that, I’ll turn it back over.
     MF:      Keith, are there? Q&A?
     K:      At this time, if you do have a question, please press Star One on your touchtone phone. You will be prompted to record your name. We ask that you do so. Once again, if you have a question, please press Star One on your touchtone phone. If you are using speaking equipment, we ask that you lift your handset. If you wish to cancel your question, or your question has already been answered, simply press Star Two. Once again, that is Star One if you have a question. Our first question comes from ...
     MA:      Marshall Adkins, Raymond James. Hey, guys, maybe I missed it, but do you have the ‘06 and ‘07 projected slides in the presentation?
     OK:      No, actually, Marshall, I don’t, and I apologize.
     MA:      I’m just kidding, Owen. I’m not going to pin you down on that one. (Laughter) So, here’s a couple of just quick ones here, and I’ll turn it over to someone else, but the acquisition of Remington, can you give us kind of an update on how that’s going? Any second thoughts? Obviously gas prices have come back a little bit. Just, what’s the latest on that?
     OK:      Martin ... no second thoughts at all. I mean, obviously, we didn’t buy Remington for short term gas prices. Everything is going smoothly as far as the acquisition is concerned. We should close in quarter two. As expected. So, no change. Everything’s going fine.
     MF:      I think I’d just add that in conjunction with Remington, as you remember, we did have part of the deal to lay in hedging, and we have been successful in laying in some hedges, so...
     OK:      Yeah, they agreed in the deal to ... we can’t layer in the hedges in, but they agreed. Remington agreed, to help us lock in our economics by putting some in. We can’t speak to any specifics on that, but we can tell you that they have been doing that, and you can query them on their conference call if you want more specifics.
     MA:      Right, that’s what I remember, and obviously, the hedges you put in place are prudent, be very wise at this stage. A huge return on capital invested, if you go back to ‘02 where you were mid single digits, and now you’re 22% plus. With the international expansion and the growth you’ve seen there, where do you see that return on invested capital going? Is it going to keep drifting up, or are we going to kind of flatten out here in the low 20% range?
     OK:      Marshall, if you go back to that ‘02 period, there’s lessons learned. We were very aggressive on buying construction service side assets in the period prior to that, thinking that the big party was going to kick off, and of course nobody showed up on time. I’ll just tell you, that’s a lesson learned, you know, another 20, 30 years, I’ll get this down on the timing of the capital expenditures, to try and smooth that a little better.
     I do see it leveling off, here. In fact, maybe even retracting a little bit as we get some of these development projects up and going. We’ve got one to two year time periods before we start seeing the results. So it definitely, I would say, is not going to continue to climb like that, and it’s more likely to either level off or retract slightly. As you know, our corporate goal, our stated goal is greater than 10%, but internally, we look for 15% as being the normal level.

     MA:      That’s why I’d asked the question, obviously, performance pretty stout there, and it’s good to hear you’re going to be around for the next 20 or 30 years, so running successfully. (Laughter) All right, guys, great quarter. Thanks.

OK:	Next question?

K:	Our next question.

RR:	Roger Reed, Natexis Bleichroeader. Good morning, gentlemen.

OK:	Hey, Roger.
     RR:      Couple questions. You mentioned impact of integration costs in the fourth quarter. Did you give a specific number, there, or at least indicate ... I mean, we talked about sort of a 10% margin in one part. I just wanted to see if we’re talking about the same thing or a different thing here.
     MF:      No, it’s not a real material number, Roger. It’s well over a million dollars, but you know, I would point out that it slowed things down a little bit, too. You know, putting ten vessels to work in a short period was a major challenge for us to achieve a similar margin. We did in the third quarter. I think it was a great achievement.
     RR:      Okay. And, maybe looking a little more forward, then, you mentioned you’re building, you’re substantially upgrading the Caesar. You’re talking about, as you move forward once the Remington transaction closes, potential for deep water projects, in terms of building platforms, etcetera, and then the Q4000 switches to a drilling mode from a typical construction, and you’ve mentioned before, also, like a Q4001 or something along those lines. Owen, are you comfortable at this point, or do you need to go out and do something in order to get enough management skill internally, engineering-wise to take on that much at this point?
     OK:      No, I feel pretty comfortable right now with the infrastructure additions that we’ve made on the service side of the company. We do have the team in place right now, doing the engineering on that, and feel pretty comfortable going forward. I will say that the engineering is all we’re doing right now. Of course, the trigger that would kick off the building of the next Q type vessel would be the extent of the success of the first one in the drilling mode. So that would probably come sometime next year.

RR:	Okay, thank you.

MF:	Next question?

JS:	James Stone. Hi, guys, good morning.

MF:	Hi.
     JS:      I’m wondering if, Martin, you can just talk a little bit about the magnitude of price increases that you’ve been seeing in the Gulf of Mexico for contracting services, and perhaps if you could maybe split it out a little bit between the shelf business and what you’re seeing in deep water, if there’s a difference between the two?
     MF:      Sure, you know, we went into 2005 expecting, you know, gross profit margins of 13 to 15%. And there, we achieved 26% for the years as a whole. And then, in the third and fourth quarter, we got up to 30% across the total mean compacting segment. Obviously, margins were higher with the ship in shallow water area, because of the impact of the hurricanes, so we’re probably nearer the 40% mark there overall. And we mentioned a few times during the year that the Seawell was a bit of a drag on the deep water segments. We only achieved single digit numbers there. I’m talking in this report about the Seawell numbers increasing by at least 10%, up to around 20 during 2006, which will be a big help.
     Deep water, overall, we are seeing increases. But not on a step change basis, more on an incremental basis. We’re pushing pricing project by project. So overall, I’m expecting a 26, forget the 35, 36 during 2006.
     JS:      But it sounds like the big delta in ‘06 then is bringing the deep water margins, including the Seawell, bringing the deep water margins up, closer to where the shelf is already running.
     MF:      Correct.
     JS:      And, just to get a little bit of clarity, I mean, you said that the shelf ran around 40% in the fourth quarter. How much of that ... I know maybe it’s a little hard to figure out, but you not only had better pricing for the year, but you also had extraordinarily good utilization, particularly in the second half of the year, so, just trying to understand how much of that’s price versus absorption because you had this great utilization?
     MF:      We did have good utilization in the third and fourth quarter, but you know, it is a little hard to differentiate between utilization and pricing because of new asset additions. You know, with ten new assets coming into the mix. All I can say is that normally, in the shallow water, margins rarely fall below 25, 30%. So with the increased utilization and the better pricing, we managed to get our pricing up like 10 to 15%. I think you’ll see that go up higher in the first quarter.
     JS:      Okay. And then, I know that the Seawell, you should have had some experience, I guess, in the fourth quarter with the Seawell post its previous contract, and has it lived up to your expectations after it came off contract?
     MF:      It sure did. Obviously, the North Sea is a seasonal area, so the fourth quarter is never really strong. But the Seawell did come off its term contract in December and did very well. So, yes, we’re seeing the impact of its move to the spot market already.
     JS:      Okay. My next question is on the Q4000. Correct me if I’m wrong, but it seems like, as good as that vessel’s been for you guys, that it seems to have an awful lot of repair time, year to year, thruster problems and things like that. I mean, is there something about the vessel that requires it to have so much down time year to year? Seems to have a lot more down time than, say, a standard semi-submersible drilling rig, which I would think would have similar operating conditions.
     MF:      I can’t really comment on semi-submersible DP vessels, but the Q4000 has no more down time than any other vessel that we have on DP basis. We did have a scheduled dry dock last year. And unfortunately, from coming out of that dry dock, we worked every single day for about seven months and developed a thruster problem, which unfortunately, with very sophisticated vessels, happen from time to time. But that thruster’s repaired now, and we’re getting back to work this week. So hopefully, we’ll have time sailing through the end of the year. Unfortunately, we do have some down time, and therefore, we never budget 365 days utilization with our assets.
     OK:      To add a little aside, here, Jamie, on DP vessels in general, and I don’t know if it’s Q4000 or rig versus other vessels, but just thrusters, just as a point of interest, there’s two types of thrusters. One is variable pitch. That runs at a constant speed. And the other one’s AC. The Gulf of Mexico has a high turbidity, therefore, a lot of sediment, which wears out seals in a hurry. Variable pitch thrusters have seals that are susceptible to that. ACs are less. But AC thruster technology was very undependable. About the time that the Q4000 came about, the AC technology was increasing, but we decided to go with the lower capital cost and the greater dependability of the variable pitch system. But they do ... not just the Q4000, but any variable pitch thruster system has a little more trouble in the Gulf of Mexico than an AC type thruster does. But ...
     JS:      That’s pretty helpful. And I just lastly want to talk about the performance that you’re seeing out of the Express in the first two months that you operated it, as well as how you see that vessel post the additional upgrade that you’re going to be performing on it this year. And maybe give us a little bit of detail as to what you’re planning to do with the vessel.
     MF:      Yeah, we were very pleased with the vessel after the two months it operated. In the fourth quarter, we actually did some plate and umbilical lay with it, when we were expecting just to do hurricane type repair work. It’s class is, it’s limited right now. So therefore, the type of project that we can target are smaller ones. We do plan to increase the capacity of the pipelay system here, probably in the second and third quarter. And therefore, we’d be able to take on bigger projects than the Intrepid currently does. So I’m very pleased with it as a marine vessel. Once we improve the pipelay system, it’ll be a great addition to the fleet.
     JS:      Are you using the pipelay system that was designed on it, in terms of either being able to spool offshore, or you ...

MF:	No, no.

JS:	....conventional did with the spool base?

MF:	Conventionally with a spool base.

JS:	Okay. All right, thanks.

MF:	Thank you.
     K:      Once again, if you have a question, please press Star One. Once again, if you have a question, that is Star One. Our next question ...
     MM:           Martin Malloy. Hibernia South Coast. Good morning, congratulations on a good quarter.
     MF:           Thank you.

     MM:      Could you update us along the timing, if there’s any changes in terms of the timing of the deep water projects with the impact of the hurricanes on the Gulf of Mexico, if they shifted to the right at all?
     MF:      No, there’s been no major shift, and we reported last time. We’re on the Tulane project right now. Drilling. And we expect our first production from it in the fourth quarter. And we move on to Devil’s Island, drilling. Probably at the start of the second quarter. Production from it will be first quarter next year. And then, the Tiger Project will be third quarter ‘06. Just to complete the list, Telemark, we’re looking at probably second quarter ‘08. And Bass Lite, second quarter ‘08. So I think that’s the five projects, yeah?
     MM:      Okay. And then, on the cost side for the oil and gas production, can you give us some guidance in terms of LOE and DD&A rates, as well as impact of higher insurance costs?
     MF:      You can see from looking at the fourth quarter results, in our DD&A rate, it’s now running about two dollars in NCF ... up in the two-thirty range. Look for that to continue. On the LOE side, running about ... looking at just a blended LOE rate, because it can be quite different between certain fields, but blended rate, around a dollar fifty to a dollar seventy-five.

MM:	Thank you.

MF:	Thanks.

K:	Our next question ...
     BD:      Bill Dodge, Stanford Group. Good morning, everybody. I have two questions. First, somewhere in my notes I have your expectations for EBITDA and EBITDA in Torch and Stolt in 2006. And I gather, they’re probably going to be better than that. Can you give us an idea the order of magnitude of how much better they are than you had in the original expectations?
     MF:      I would say around 25 million better. In our original EBITDA estimate for the total shelf group, was sort of around 85 to 100 million. Now we’re thinking in terms of 100 to 125. So between 15 and 25 better.

BD:	And that would be on the Stolt and Torch assets that have come in?

MF:	Yes, correct.

OK:	Yeah.

     BD:      And the other question is, little hard for me to size up the timing of the post hurricanes repair work, you know, clearly it’s running much longer than in past similar experiences. Will that, related to the 2005 hurricanes tend to wind down during 2006? And when would you expect to reach that inflection point?
     MF:      It’s a good question, and it’s a little early to say. Because we’re still doing a lot of inspection work. I mentioned in the prepared remarks that we are seeing some term contracts. One of the vessels is going to go on an 18 month contract with a major operator, that’s starting in the second quarter. So certainly, that operator sees repair work from the two storms of last year running to the end of ‘07. And I see some other operators with similar issues. But obviously, the level of activity that we saw in the fourth quarter probably won’t be sustained beyond the end of ‘06. It will wind down to an extent.

BD:	But you’re not expecting much fading in ‘06.

MF:	No.

BD:	Okay, thanks, Martin.

K:	Our next question ....

JS:	Jason Seltz, Magnotar. Yes, could you repeat what the year end debt level is?

MF:	Yes, it’s 445 million.
     JS:      Okay. So when you do the spin-off of the shelf group, you’re going to apply that to paying down the bridge on the Remington acquisition? Is there a range of what you expect to generate from that? And what’s the timing on that offering?
     MF:     We really can’t speak to that. We’re not into that process, and we’ll announce that. So I don’t think I can say any more about that.

JS:	Okay, so it’s not a filed deal. It’s ...

MF:	Oh, no.

JS:	just your intentions.

MF:	Correct.

JS:	Okay, thank you.

MF:	Thank you.

K:	Once again, if you have a question, that is Star One on your touchtone phone.

     OK:      While we have a break here in the questions, if I could just go back for a second to the one that Marshall asked, referencing page six on the return on capital, I’d just like to make a point that I think it’s real apropos for why this Remington acquisition made so much sense for us. Following the IPO in ‘97, we did go on a big capital spending period, you know, building the Q4000, the Intrepid, the Eclipse. A lot of that was trying to be ahead of the market, or raise us up to a global level, at the time when the deep water was just kicking off. Unfortunately, the cycle, when we came out to the market with these assets, we were in a down cycle. And we did not, at that time, have the portfolio of projects to support the utilization internally, and you see the impact of the return on capital in ‘02 and ‘03.
     This time around, we do have some pretty ambitious plans on growing the service side of the company, obviously, the drilling on the Q4000, the next Q vessel, floating production system, etcetera. And we’ve added some vessels here, lately. Instead of relying on the market, it was prudent to us to go ahead and build the portfolio ahead of the assets, and that, just to give the flavor, that’s one reason why the Remington acquisition at this time makes so much sense in our overall strategy.
     Any more questions, Keith?
     K:           Yes, sir, we have one more question. Stand by.
     JA:      Joe Agular, Johnson Rice. Thanks. I wanted to actually follow up on that comment you just made, Owen, because it sounded like from your description of where the company’s headed, one of the things that you mentioned was the net effect of lowering the F&D cost on a particularly, I guess, marginal field by having the full suite of services, and I was just wondering maybe if you could tie that back to some of the return comments you just made. I guess that’s the ideal way, I guess, that you could boost your returns.
     OK: See, I’m trying to think this through. The way that our returns are generated are pretty straight forward on the application of our asset, except when they apply to our own projects, where we have to do an elimination on the profit. And then that lowers the cost basis of the development, and then it flows through the P&L over time through a lower DD&A rate. But, not trying to confuse the issue. Where we’re talking about lowering the F&D cost is in a direct comparison, not through any kind of an accounting change.

     By having the assets, number one, we know what our costs are to operate the assets today. We know what they’re going to be five years from now. Roughly. So we’re not subjected to cyclical rise and demand, like right now, the demand in the market has got all of the assets very high for developments. You’re actually seeing developments being canceled or not sanctioned because of the development costs going up, the drilling costs going up. We won’t be subject to that. Therefore, especially during high cyclical periods, our costs should easily be greater than 20% lower than the typical F&D cost.
     The second tranche of where we control the cost is in the methodology. We do things a little differently than what has over the decades become industry standard. For instance, we will lay a single wall line and bury it, rather than laying pipe and pipe to get the same thermal flow assurance characteristics. We use well intervention vessels to proactively work subsea wells, rather than just remediate them. If you look at ERT’s track record over the last 17 years, we’ve increased the economic return from the reservoirs something like 40% over the acquisition economics. And that’s through working the reservoir harder, through well work.
     One of the reasons we fell short on our production rates this year was the delay in the well work. So you take all of the little special methodologies, and the difference of philosophy of applying these critical assets to fields, and the result is lower F&D costs, enhanced production, and longer longevity, pushing out the abandonment liability. All of those cumulatively is where it generates the high return on capital.
     JA: I had another question regarding the deep water market, in general. Given some of the recent announcements of the expansion of the drilling rig fleet, the major commitments that are being made to new exploration programs, have you all done any analysis on what the market for construction vessels might look like in the next five years or so? You know, whether we’re short vessels, how many short we might be, that type of thing?
     OK:      Wow. Let me ... (Laughs). If I could ...
     I may say some things, here, that the investment community may frown on, or the industry players would disagree with, but I tend to become cautious during high demand cycles like right now. I think there’s a lot of vessels being built. There’s certainly a lot of vessels that have changed hands. The price specs for acquiring vessels is at a very high level right now. I never underestimate our industry’s ability to over supply. But that’s just because we manage for the downturns. I will say that we probably lost out on some opportunity during this cycle, and we knew we were going to. There were vessels available, and work that we’ve actually turned down. Just because long term, we didn’t think that that level of assets was sustainable.
     Giving a view of the overall market, one thing that does concern me, there’s an awful lot of downstream assets coming to the market. And the broader picture, I’d say, that it’s still not enough. There needs to be more capacity. And that’s just on the supply and demand basis in the oil and gas, but then if you start looking at the potential bottlenecks, I get a little concerned. There are drill rigs being drilled, but I think drill rigs stay constrained for quite a while. With the cash that producers are generating and the tax environment, I could easily see the drill rigs being allocated towards exploration rather than development, which would then cause a bottleneck for downstream service contractors.
     Given that, we’re tending to err on the side of caution rather than going out and just over adding to our asset base. We’re letting our own portfolio dictate the level of assets that we hold.
     JA:      Appreciate that response, and I guess one more question, if I could, and that is, if the Remington acquisition plays out as you hope it does over the next few years, how would you ... I don’t know if this is a fair question or not ... but how would you see sort of the assets that you have in house right now on the contracting side split out between working for sort of the in house projects versus third party? Is that a fair question?
     OK:      On a full cycle basis, that’s a very fair question. We sized the portfolio, and the number of assets we’ve got to a level consistent with a full cycle 30% utilization rate. That’s not to say, during times like right now, high demand, we won’t shift, and we’re working probably less than 10% of the time on our own projects with our assets. But if you go back a few years, during a slow period, that same level reached approximately 35, 40%. So depending on where we are in the demand cycle, and this is one of the things about our model that it’s designed to do is, just smooth the utilization, and smooth the cycles for us. It’ll swing high and low, but overall, a blended 30% is what we shoot for.
     JA:            Thank you very much.
     OK:            Thank you.

     K:           Once again, if you have a question, please press Star One on your touchtone phone. I am showing no further questions, and would like to turn the call back over to Mr. Pursell.
     WP:      Well, thanks, everyone, for joining us this morning. And we look forward to talking to you again soon.
     K:           Thank you for participating in today’s conference call. Everyone, please have a great day.